May 30, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Samantha Brutlag, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Ms. Brutlag:

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 21, 2018 to Post-Effective Amendment No. 292 filed on April 6, 2018 (”PEA 292”) which included a prospectus and statement of additional information (together, the “Registration Statement”) pertaining to the ALPS Clean Energy ETF (the “Fund”), accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 292.

1.	Staff Comment: Please submit a “white paper” to the Staff that explains the set of rules governing the Underlying Index.

Registrant’s Response: The Registrant refers the Staff to the attached Underlying Index methodology documents (the “Rulebook”).

2.	Staff Comment: Please confirm whether Atlantic Trust Company, National Association (the “Index Provider”) is an affiliate of the Fund or ALPS Advisors, Inc., the Fund’s investment adviser (“the Adviser”).

Registrant’s Response: The Index Provider is not an affiliate of the Fund or the Adviser.

3.	Staff Comment: Please confirm whether the Adviser was involved in the creation of the Underlying Index and whether the Adviser will be involved in or controlling the ongoing management and maintenance of the Underlying Index. If the Adviser was involved in the creation, or has a continuing interest in, the Underlying Index, the Staff may have additional comments.

Registrant’s Response: The Adviser was not involved in the creation of the Underlying Index, and will not be involved in the management or maintenance of the Underlying Index.

4.	Staff Comment: The Staff notes that the Fund’s “Principal Investment Strategies” included in the Fund’s prospectus (the “Prospectus”) states that, “Clean energy business segments include, but are not limited to, the following activities: (i) renewable energy sources, including solar power, wind power, hydroelectricity, geothermal energy, biomass, biofuels, and tidal/wave energy, and (ii) clean technologies, including electric vehicles, energy storage, lithium, fuel cell, LED, smart grid, and energy efficiency technologies.” Please disclose additional clean energy business segments, if any, that will be included in the Fund’s Underlying Index.

Registrant’s Response: The Registrant notes that there are no additional sectors to note at this time. However, the Registrant notes that as clean energy is an evolving field, there may be additional segments that emerge in the future. The Registrant has revised the disclosure as follows:

“Clean energy business segments include, but are not limited to, the following activities: (i) renewable energy sources, including solar power, wind power, hydroelectricity, geothermal energy, biomass, biofuels, and tidal/wave energy, (ii) clean technologies, including electric vehicles, energy storage, lithium, fuel cell, LED, smart grid, and energy efficiency technologies and (iii) other emerging clean energy activities and technologies.”

5.	Staff Comment: Please confirm whether the Fund will track the Underlying Index through representative sampling or replication of the Underlying Index. If representative sampling will be used, please consider adding corresponding disclosure in the Registration Statement’s “Principal Investment Risks” section.

Registrant’s Response: The Registrant confirms that the Fund will not utilize representative sampling.

6.	Staff Comment: Please add disclosure to define the meaning of “Index Universe” as used in the Fund’s “Principal Investment Strategies” section included in the Prospectus.

Registrant’s Response: Comment complied with.

7.	Staff Comment: Please confirm that the Fund and the index provider do not make any back-tested index performance information available to the public. If either the Fund or the index provider does make back-tested index performance information publically available, the Staff may have additional comments.

Registrant’s Response: We hereby confirm that the Registrant will not make any back-tested index performance information available to the public. With respect to the index provider, we respectfully note that the index provider is an independent third party and the Registrant is unable to confirm on the index provider’s behalf that the index provider will not make any of the back-tested index performance information available to the public. The Registrant hereby confirms that it has no specific knowledge that the index provider has made, or may in the future make, any back-tested index performance information available to the public.

8.	Staff Comment: Please provide the Staff with the Fund’s fee table and expense example at least one week in advance of the Registration Statement.

Registrant’s Response: The Fund’s fee table and expense example, as each will appear in the Prospectus, are excerpted below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.65%
Other expenses(1)	0.00%
Total annual Fund operating expenses	0.65%
(1)	“Other Expenses” are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$66	$208

9.	Staff Comment: Please disclose the number of constituents currently included in the Fund’s Underlying Index.

Registrant’s Response: The Registrant notes that as of May 21, 2018 there are thirty-two (32) companies currently included in the Fund’s Underlying Index. This will be disclosed in the Prospectus.

10.	Staff Comment: With respect to the discussion of the index methodology in the Principal Investment Strategies section, please confirm that the index provider’s process for determining changes to the criteria for inclusion, and the particular stocks, as well as the number of stocks, included in the index methodology is rules-based in nature and is not subject to unrestricted discretion on the part of the index provider. The Principal Investment Strategies section states that the foregoing “are subject to change in the Index Provider’s discretion based on [the Index Provider’s regular review of the Underlying Index criteria].”

Registrant’s Response: We confirm that changes to the Underlying Index, including changes to the criteria for inclusion, and the particular stocks, as well as the number of stocks, are appropriately rules-based and governed by the Rulebook. For example, the Rulebook sets forth criteria for the Underlying Index’s investable universe, constituent criteria, index construction, and rebalance and reconstitution, among other rules. The index provider, an independent entity, has established an Index Committee that reviews and approves all changes to the Underlying Index as well as regularly reviews the Underlying Index’s constituent criteria and index construction guidelines as set forth in the Rulebook. The Principal Investment Strategies has been revised to clarify this point.

11.	Staff Comment: Please confirm that all companies included in the Underlying Index will be companies engaged in the clean energy business, and that 80% of the Fund’s assets will be invested in companies engaged in the clean energy business, as set forth in Rule 35d-1.

Registrant’s Response: The Registrant notes that all companies included in the Underlying Index will be companies engaged in the clean energy business, in accordance with the Rulebook. The Registrant notes, however, that the term “clean energy” is not specifically addressed in the Rule 35d-1 adopting release or the staff’s guidance regarding frequently asked questions about Rule 35d-1.1 The Registrant respectfully submits that the term “clean energy” does not suggest investment in a particular type of investment or industry within the meaning of Rule 35d-1, but instead suggests an investment objective or strategy. Accordingly, “clean energy” is not subject to Rule 35d-1.2 We respectfully note that the Fund has adopted a policy to invest at least 80% of its net assets in securities that comprise the Underlying Index, which, as noted above, consists entirely of companies engaged in the “clean energy” business according to the Rulebook.

12.	Staff Comment: With respect to the “Principal Investment Risks” section of the Prospectus, if the Index Provider has limited experience as an index provider, please consider including New Index Provider risk disclosure.

Registrant’s Response: The Registrant notes that the Index Provider has served as an index provider with respect to the underlying index for an exchange-traded note since 2013. Therefore, we do not believe such risk disclosure is applicable.

13.	Staff Comment: Please provide additional detail regarding the selection of securities for inclusion in the Underlying Index.

Registrant’s Response: The Registrant respectfully refers the Staff to the attached Index Rulebook.

[1]	See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828.htm#P93_24567 (hereinafter “Names Rule FAQ”).
[2]	See Names Rule FAQ Question 9.

14.	Staff Comment: The Staff notes that disclosure related to “Information Technology Risk” is included in the Principal Investment Risks section of the Prospectus. Please explain how this risk disclosure is applicable to the Fund.

Registrant’s Response: The Registrant notes that the clean energy industry includes companies that may also be considered information technology companies and be subject to the risks generally applicable to the information technology sector.

15.	Staff Comment: With respect to disclosures regarding the Fund’s portfolio managers, please provide the month and year in which the portfolio managers began managing the Fund rather than stating that the portfolio managers have managed the Fund “since inception.” If the month of launch is not yet known, please disclose at least the year in which the portfolio managers are expected to begin managing the Fund.

Registrant’s Response: Comment accepted, the Registrant will disclose “2018” as the year in which the portfolio managers are expected to begin managing the Fund.

* * *

If you have any questions or further comments, please contact me at 720.917.0992 or my colleague, Stephanie Danner, at 720.947.5974.

Very truly yours,

/s/ Andrea E. Kuchli
Andrea E. Kuchli, Esq.

cc:	Stuart Strauss, Esq.

Dechert LLP